September 23, 2019

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

       Re: Fangdd Network Group Ltd.
           Amendment No. 5 to
           Draft Registration Statement on Form F-1
           Response dated September 13, 2019
           CIK No. 0001750593

Dear Mr. Duan:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS F-1 Filed September 13, 2019

Off-Balance Sheet Commitments and Arrangements , page 93

1. We have reviewed your response to comment 1 and note the additional disclosure provided pursuant to ASC 810-10-50-2A and 810-10-50-4. In your next amendment, please revise your disclosure within your discussion of off-balance sheet commitments and arrangements to provide all the information required by Item 303(a)(4) of Regulation
       S-K, particular disclosures required by Item 303(a)(4)(A) through Item 303(a)(4)(D). In your response, tell us how you have met all of these disclosure requirements or explain to
 Yi Duan
Fangdd Network Group Ltd.
September 23, 2019
Page 2
       us why you do not believe they are applicable.
        You may contact Eric McPhee, Staff Accountant at 202-551-3693 or Robert Telewicz,
Accounting Branch Chief at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Lobert, Staff Attorney at 202-551-
7150 or Sonia Barros, Assistant Director at 202-551-3655 with any other questions.




                                                            Sincerely,

FirstName LastNameYi Duan                                   Division of
Corporation Finance
                                                            Office of Real
Estate and
Comapany NameFangdd Network Group Ltd.
                                                            Commodities
September 23, 2019 Page 2
cc:       Will H. Cai
FirstName LastName